Exhibit 21.1

List of Subsidiaries of
Gossamer Bio, Inc.

Name	Jurisdiction of Incorporation or Organization
Gossamer Bio 002, Inc.	Delaware
Gossamer Bio Services, Inc.	Delaware
Gossamer Bio Holdings, Ltd.	Ireland
Gossamer Bio 002, Ltd.	Ireland